Exhibit 99.2

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(c).

Imperial Tobacco Group PLC has today been informed that, on 15 August 2008, the Non-Executive Directors listed below purchased ordinary shares of 10 pence each, at a price of £18.64 per share, pursuant to an ongoing agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest

Iain Napier	1,881	10,281
Bruno Bich	377	377
Kenneth Burnett	313	920
Michael Herlihy	313	2,168
Pierre Jungels	377	4,866
Charles Knott	313	920
Susan Murray	313	1802
Berge Setrakian	62	62
Mark Williamson	313	1934

Imperial Tobacco Group PLC was informed on 15 August 2008, that the following Director reinvested dividends within an Individual Savings Account and purchased ordinary shares of 10 pence each, at a price of £18.73 per share on 8 August 2008.

Director	Shares purchased	Resultant Interest Shares	Resultant Interest Including contingent rights
Graham Blashill	31	149,854	256,511

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com